

08030603

SEC
Mail Processing
Section

FEB 27 2008

Washington, OC
103

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2007__ AND ENDING __12/31/2007__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

6301 Owensmouth Avenue, Suite 750

(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Banerjee   (818) 657-0288

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson,   CPA

(Name – if individual, state last, first, middle name)

18425 Burbank Blvd., Suite 606, Tarzana	**PROCESSED**	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 19 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Dave Banerjee_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Second Street Securities, Inc,_____ , as

of _____December 31_____ , 20 __07__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

Dave Banerjee

Signature

FINOP

Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

SECOND STREET SECURITIES, INC.

Table Of Contents

BRIAN W. ANSON

Certified Public Accountant

18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Second Street Securities, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Second Street Securities, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Second Street Securities, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 8, 2008

2

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	798,364
Receivables from broker dealers		1,184,017
Office and computer equipment		6,798
net of accumulated depreciation of $151,620		
Prepaid expenses		18,175
Total assets	$	2,007,354

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	44,929
Income taxes payable		437,148
Total liabilities		482,077

STOCKHOLDER'S EQUITY:

Common stock, $.50 par value	500
1,000 shares authorized, issued, and outstanding	
Additional paid-in-capital	5,255,291
Accumulated deficit	(3,730,514)
Total stockholder's equity	1,525,277
Total liabilities and stockholder's equity	$ 2,007,354

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Income
For the year ended December 31, 2007

REVENUES:

Commissions, net (Note 5)	$	2,306
Revenue sharing (Note 6)		6,276,022
Interest		62,257
Other income		56,386
Total income		6,396,971

EXPENSES:

Bad debt expense	13,597
Bank charges	469
Depreciation	14,593
Dues and subscriptions	31,302
Employee compensation and benefits	71,161
Insurance	4,695
Office expense	6,724
Professional fees	67,795
Taxes and licenses	220
Total expenses	210,556

NET INCOME BEFORE INCOME TAXES	6,186,415
INCOME TAX EXPENSE (Note 8)	2,297,214
NET INCOME	$ 3,889,201

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2007

	Common Stock	Additional Paid-in-capital	Accumulated Deficit	Total Stockholder's Equity
Beginning balance January 1, 2007	$ 500	$ 5,255,291	$ (1,019,715) $	4,236,076
Dividends paid			(6,600,000)	(6,600.000)
Net income			3,889,201	3,889,201
Ending balance December 31, 2007	$ 500	$5,255,291	($3,730,514)	$1,525,277

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 3,889,201
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	14,593
Loss on disposal of furniture and equipment	6,723
(Increase) decrease in:	
Receivables from brokers	500,782
Prepaid expenses	374,120
Increase (decrease) in:	
Payable to parent	(2,454,173)
Accounts payable and accrued expenses	(96,869)
Income taxes payable	(885,977)
Total adjustments	(2,540,801)
Net cash provided by operating activities	1,348,400

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid	(6,600,000)
Net cash used in financing activities	(6,600,000)
Decrease in cash	(5,251,600)
Cash at beginning of year	6,049,964
Cash at end of year	$ 798,364

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$3,709,038

SECOND STREET SECURITIES, INC.

Note 1: NATURE OF BUSINESS

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business on behalf of its customers with clearing brokers. These customers are principally investment advisors, which are located throughout the United States of America.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The principal source of the Company's Income is on a revenue sharing arrangement with a third party and commission rebate for the use of software. See notes 5 and 6 for additional information regarding revenue recognition.

Commission income and brokerage fees are recorded on the trade basis.

Commission revenues have been shown net of the costs of third party products or services in connection with soft dollar arrangements with clients. Under such arrangements, the Company will apply commissions received from brokerages in the form of payments against third party products or services provided to the client. The Company does not function as the primary obligor relative to the third party products or services under the guidance of Emerging issues Task Force ("EITF") No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cash and Cash Equivalents:

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid Investments purchased with original maturities of three months or less.

Securities Owned, at Market:

All securities owned, which consist of government securities with maturities of one year or less, are valued at market and unrealized gains and losses are reflected in revenues.

Office and Computer Equipment:

Office and computer equipment are stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over estimated use lives as follows:

Asset	Estimated Useful Life
Office and other equipment	5-6 years
Computer hardware and software	3-6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payable to Parent:

Payable to Parent represents amounts paid by the Parent on behalf of the Company for normal operating costs and income taxes. Expenses paid to the Parent for operating expenses for the year ended December 31, 2007 were approximately $5,105.

Income Taxes:

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred Income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the companies filed on a separate return basis.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Note 3: OFFICE AND COMPUTER EQUIPMENT

Details of office and computer equipment at December 31, 2007 are as follows:

Computer hardware and software	$ 158,418
Less: Accumulated depreciation	(151,620)
	$ 6,798

Depreciation expense was $14,593 for the year ended December 31, 2007.

Note 4: RECEIVABLES FROM BROKER-DEALERS AND OFF BALANCE SHEET RISK

The Company introduces customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of the clearance agreements. Full payment is required upon settlement of customer trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. The Company monitors the credit standing of the clearing brokers and all counterparties with which if conducts business.

Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owned. The proceeds of securities sold by customers are held by clearing brokers as collateral for securities owned.

The receivables from the broker-dealers are pursuant to these clearance agreements.

Note 5: COMMISSION REVENUE

The Company classifies commission revenue on a net basis when they engage in soft dollar products and services. Under such arrangements, the Company returns a portion of its commission revenue from its customers in the form of products or services. As a result, revenues and cost of revenues reflect revenue recognition on a net basis from these transactions as the Company is not the primary obligor.

Gross commission earned	$	24,021
Less amounts returned to customers for Soft dollars where the Company is not The primary obligor		(21,715)
Net commission revenue	$	2,306

Note 6: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from, Sungard Institutional Brokerage ("Sungard") based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2007 was approximately $6,276,022.

Note 7: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2007 the Company's net capital of $316,287 exceeded the minimum net capital requirement by $216,287 and, the Company's ratio of aggregate indebtedness ($482,077) to net capital was 1.52 to 1, which is less than the 15:1 ceiling.

SECOND STREET SECURITIES, INC.

Note 8: INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2007:

Current

$ 2,297,214

Note 9: EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, is therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

SECOND STREET SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2007

	Focus 12/31/07	Audit 12/31/07	Change
Stockholder's equity, December 31, 2007	$ 1,525,277	$ 1,525,277	$ -
Subtract - Non allowable assets:			-
Accounts receivable	1,184,017	1,184,017	-
Fixed assets	6,798	6,798	-
Prepaid expense	18,175	18,175	-
Tentative net capital	316,287	316,287	-
Haircuts:	-	-	-
NET CAPITAL	316,287	316,287	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 216,287	$ 216,287	$ -
Aggregate indebtedness	482,077	482,077	-
Ratio of aggregate indebtedness to net capital	1.52 to 1	1.52 to 1	

There were no noted differences between the audit and focus
filed at December 31, 2007

11

SECOND STREET SECURITIES, INC.

December 31, 2007

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 · Tel. (818) 401-8800 · Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
Second Street Securities, Inc.
San Francisco, California

In planning and performing my audit of the financial statements of Second Street Securities, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Second Street Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Second Street Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 8, 2008

END 14